Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Basic Energy Services, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-130509) and the registration statement on Form S-3 (No. 333-175767) of Basic Energy Services, Inc. of our reports dated February 24, 2012, with respect to the consolidated balance sheets of Basic Energy Services, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Basic Energy Services, Inc.

KPMG LLP

Dallas, Texas

February 24, 2012